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                                                      [Telecom New Zealand Logo]

26 September 2002

                                  MEDIA RELEASE

                         TELECOM ADVISED OF VERIZON SALE

Telecom advised that late today it received a substantial security holder notice confirming that Verizon, the holder of 21.5% of the shares in Telecom, has agreed to sell the majority of its holding, namely 370 million shares (approximately 20%).

The stake has been sold to Merryl Lynch for itself and its customers.

Telecom immediately requested a brief trading halt on the Australian Stock Exchange to enable the transaction to go ahead overnight, New Zealand time.

The New Zealand Stock Exchange has been informed. The advice from Verizon came after close of business on the New Zealand Stock Exchange.


For further information, please contact:

John Goulter
Telecom Acting Public Affairs Manager
Phone 04 498 9369
Mobile 027 232 4303